January 21, 2025

VIA EDGAR

Tayyaba Shafique

Tracey Houser

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Acadia Healthcare Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K Filed February 27, 2024

Response dated December 6, 2024

File No. 001-35331

Ladies and Gentlemen:

This letter sets forth the responses of Acadia Healthcare Company, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated December 20, 2024, with respect to the Company’s Form 8-K, filed on February 27, 2024 (File No. 001-35331).

For your convenience, each of the above referenced comments of the Staff is reprinted in bold, italicized text below, followed by the Company’s responses thereto.

Tayyaba Shafique

Tracey Houser

U.S. Securities & Exchange Commission

January 21, 2025

Form 8-K Filed February 27, 2024

Exhibit 99

1.

We note your response to prior comment 3, along with the draft presentations provided in Annexes A through C. In Annex B, please present Profit margin with equal or greater prominence of your presentation of Adjusted EBITDA margin.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined to no longer present adjusted EBITDA margin in future filings. As such, the Company has modified the draft presentation of Operating Statistics included as Annex A to the Company’s response to the Staff’s letter, dated November 15, 2024 (such response, the “Prior Response Letter”), to remove the Company’s presentation of profit margin and adjusted EBITDA margin, and the Company intends to present its Operating Statistics in future earnings releases and periodic reports as reflected in Annex A hereto, which now includes same facility results and facility results for adjusted EBITDA. As a result of such modifications, the Company has revised its draft presentation of reconciliations previously presented in Annex B to the Prior Response Letter, as reflected in Annex B hereto, which revised presentation also includes applicable reconciliations previously included in Annex C to the Prior Response Letter. Accordingly, the Company has deleted the standalone draft presentation previously provided in Annex C to the Prior Response Letter.

2.

In Annex A, we note your presentations of same facility results and facility results for profit margin, adjusted EBITDA margin, profit margin excluding income from provider relief fund, and adjusted EBITDA margin excluding income from provider relief fund, all of which are non-GAAP measures. Please revise the title of profit margin to clearly identify it as a non-GAAP measure for both presentations. Please expand the associated reconciliations provided in Annex C to begin with the most directly comparable US GAAP measure and provide us with the revised reconciliations. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has modified the draft presentation previously provided in Annex A to the Prior Response Letter, as reflected in Annex A hereto, to remove the Company’s presentation of same facility results and facility results for profit margin, adjusted EBITDA margin, profit margin excluding income from provider relief fund, and adjusted EBITDA margin excluding income from provider relief fund. Additionally, as detailed in the Company’s response to Comment No. 1 above, the Company has removed the draft presentation previously provided in Annex C to the Prior Response Letter because the Company has moved the reconciliations provided therein that remain applicable to the draft presentation in Annex B hereto. The Company respectfully advises the Staff that the Company’s reconciliation of net income attributable to Acadia Healthcare Company, Inc. to same facility adjusted EBITDA and same facility adjusted EBITDA excluding income from provider relief fund is included in Annex B hereto.

Tayyaba Shafique

Tracey Houser

U.S. Securities & Exchange Commission

January 21, 2025

3.

We note your response to prior comment 5, which provides the same information in Note 16 to your third quarter of fiscal year 2024 Form 10-Q. As previously requested, please provide us with a comprehensive explanation, including quantification, for each of the components included in the transaction, legal and other costs adjustment to your various non-GAAP performance measures and provide expand disclosures for the adjustment.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, beginning with its next earnings release, which will be for the fiscal year ended December 31, 2024, it will modify the disclosure to provide expanded disclosures for each of the adjustments to the Company’s non-GAAP performance measures as requested by the Staff. In addition, the Company will include expanded disclosures regarding the use of non-GAAP measures, including the same facility metrics. The Company advises the Staff that such disclosure will be presented similarly to the disclosure contained in Annex C hereto. For ease of reference, the Company has included as Annex D hereto its reconciliation of net income attributable to Acadia Healthcare Company, Inc. to adjusted income attributable to Acadia Healthcare Company, Inc., which includes two line items with footnotes described in Annex C hereto. Such reconciliation is the same as the presentation included in the Company’s earnings release for the fiscal quarter ended September 30, 2024, except for updates to footnote references to reflect the addition of new footnote (e) in the revised reconciliation included in Annex B hereto.

*  *  *  *

Tayyaba Shafique

Tracey Houser

U.S. Securities & Exchange Commission

January 21, 2025

Please contact Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Heather Dixon of the Company at (615) 861-6000 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

ACADIA HEALTHCARE COMPANY, INC.

/s/ Heather Dixon
Name:	Heather Dixon
Title:	Chief Financial Officer

cc:	Christopher H. Hunter, Acadia Healthcare Company, Inc.

Brian Farley, Acadia Healthcare Company, Inc.

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Ieuan A. List, Kirkland & Ellis LLP

ANNEX A

(Responsive additions italicized and responsive deletions indicated with ~~strikethrough~~)

Acadia Healthcare Company, Inc.

Operating Statistics

(Unaudited, Revenue in thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% Change	2024	2023	% Change
Same Facility Results (1)
Revenue	$802,555	$739,335	8.6%	$2,334,956	$2,148,408	8.7%
Patient Days	800,880	764,703	4.7%	2,332,369	2,260,513	3.2%
Admissions	50,368	49,397	2.0%	147,617	147,130	0.3%
Average Length of Stay (2)	15.9	15.5	2.7%	15.8	15.4	2.8%
Revenue per Patient Day	$1,002	$967	3.6%	$1,001	$950	5.3%
Adjusted EBITDA	$238,578	$216,971	10.0%	$684,849	$619,158	10.6%
~~Adjusted EBITDA margin (3)~~	~~29.7%~~	~~29.3%~~	~~40 bps~~	~~29.3%~~	~~28.8%~~	~~50 bps~~
~~Adjusted EBITDA margin excluding income from provider relief fund~~	~~29.7%~~	~~28.7%~~	~~100 bps~~	~~29.3%~~	~~28.6%~~	~~70 bps~~
Facility Results
Revenue	$815,634	$750,334	8.7%	$2,379,725	$2,185,938	8.9%
Patient Days	815,126	779,296	4.6%	2,375,477	2,306,109	3.0%
Admissions	51,513	50,302	2.4%	151,082	150,237	0.6%
Average Length of Stay (2)	15.8	15.5	2.1%	15.7	15.3	2.4%
Revenue per Patient Day	$1,001	$963	3.9%	$1,002	$948	5.7%
Adjusted EBITDA	$230,091	$215,053	7.0%	$665,052	$611,163	8.8%
~~Adjusted EBITDA margin (3)~~	~~28.2%~~	~~28.7%~~	~~-50 bps~~	~~27.9%~~	~~28.0%~~	~~-10 bps~~
~~Adjusted EBITDA margin excluding income from provider relief fund~~	~~28.2%~~	~~28.1%~~	~~10 bps~~	~~27.9%~~	~~27.8%~~	~~10 bps~~

(1)	Same facility results for the periods presented include facilities we have operated for more than one year and exclude certain closed services.
(2)	Average length of stay is defined as patient days divided by admissions.

ANNEX B

(Responsive additions italicized and responsive deletions indicated with ~~strikethrough~~)

Acadia Healthcare Company, Inc.

Reconciliation of Net Income Attributable to Acadia Healthcare Company, Inc. to Adjusted EBITDA, Same Facility Adjusted EBITDA and Same Facility Adjusted EBITDA excluding income from provider relief fund

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(in thousands)
Net income (loss) attributable to Acadia Healthcare Company, Inc.	$68,132	$(217,710)	$222,997	$(79,396)
Net income attributable to noncontrolling interests	3,236	2,185	7,958	3,978
Provision for (benefit from) income taxes	27,199	(71,873)	72,916	(29,907)
Interest expense, net	29,924	20,742	86,297	61,651
Depreciation and amortization	37,641	33,388	110,054	96,969

EBITDA	166,132	(233,268)	500,222	53,295
Adjustments:
Equity-based compensation expense (a)	9,467	8,163	27,014	23,140
Transaction, legal and other costs (b)	8,249	11,247	17,187	26,792
Legal settlements expense (c)	—	394,181	—	394,181
Loss on impairment (d)	10,459	—	11,459	8,694

Adjusted EBITDA	$194,307	$180,323	$555,882	$506,102
~~Adjusted EBITDA margin~~	~~23.8%~~	~~24.0%~~	~~23.4%~~	~~23.2%~~
Corporate and other costs	(35,784)	(34,730)	(109,170)	(105,061)

Total Facility Adjusted EBITDA	230,091	215,053	665,052	611,163
Denovos, acquisitions, and closed facilities (e)	(8,487)	(1,918)	(19,797)	(7,995)

Same Facility Adjusted EBITDA	$238,578	$216,971	$684,849	$619,158
Adjusted EBITDA	$194,307	$180,323	$555,882	$506,102
Income from provider relief fund	—	(4,442)	—	(4,442)

Adjusted EBITDA excluding income from provider relief fund	$194,307	$175,881	$555,882	$501,660
Corporate general and administrative costs	(35,784)	(34,730)	(109,170)	(105,061)

Total Facility Adjusted EBITDA excluding income from provider relief fund	230,091	210,611	665,052	606,721
Denovos, acquisitions, and closed facilities (e)	(8,487)	(1,918)	(19,797)	(7,995)

Same Facility Adjusted EBITDA excluding income from provider relief fund	$238,578	$212,529	$684,849	$614,716
~~Adjusted EBITDA margin excluding income from provider relief fund~~	~~23.8%~~	~~23.4%~~	~~23.4%~~	~~22.9%~~

ANNEX C

(Responsive additions italicized)

Acadia Healthcare Company, Inc.

Footnotes

We have included certain financial measures in this press release, including those listed below, which are “non-GAAP financial measures” as defined under the rules and regulations promulgated by the SEC. These non-GAAP financial measures include, and are defined, as follows:

•

EBITDA: net income attributable to Acadia Healthcare Company, Inc. adjusted for net income attributable to noncontrolling interests, provision for income taxes, net interest expense and depreciation and amortization.

•	Adjusted EBITDA: EBITDA adjusted for equity-based compensation expense, transaction, legal and other costs, legal settlements expense and loss on impairment.

•	Adjusted EBITDA excluding income from provider relief fund: Adjusted EBITDA adjusted for income from provider relief fund.

•

Adjusted income before income taxes attributable to Acadia Healthcare Company, Inc.: net income attributable to Acadia Healthcare Company, Inc. adjusted for transaction, legal and other costs, legal settlements expense, loss on impairment and provision for income taxes.

•

Adjusted income attributable to Acadia Healthcare Company, Inc.: Adjusted income before income taxes attributable to Acadia Healthcare Company, Inc. adjusted for the income tax effect of adjustments to income.

•

Adjusted income attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund: Adjusted income attributable to Acadia Healthcare Company, Inc. adjusted for income from provider relief fund.

•

Facility adjusted EBITDA: Adjusted EBITDA adjusted for general and administrative costs related to our corporate functions. General and administrative costs directly related to the facilities are included in facility results.

•

Same facility adjusted EBITDA: Adjusted EBITDA for facilities and services to those facilities operated in both the current and prior year. These metrics exclude the operating results associated with facilities under operation for less than one year and facilities acquired, divested or removed from service during the current or prior year.

The non-GAAP financial measures presented herein are supplemental measures of our performance and are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). The non-GAAP financial measures presented herein are not measures of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity. Our measurements of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies. We have included information concerning the non-GAAP financial measures in this press release because we believe that such information is used by certain investors as measures of a company’s historical performance. We believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present similar non-GAAP financial measures when reporting their results. Because the non-GAAP financial measures are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, the non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures of other companies. Our presentation of these non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

Facility results exclude general and administrative costs related to our corporate functions. General and administrative costs directly related to the facilities are included in facility results.

Same facility metrics include operating results for facilities and services operated in both the current and prior year. These metrics exclude the operating results associated with facilities under operation for less than one year and facilities acquired during the current or prior year, as well as facilities divested or removed from service. We believe providing same facility information is helpful to our investors as a measure of the operating performance of our existing facilities on a comparable basis, and same facility metrics provide investors with information useful in understanding underlying organic growth in existing facilities.

The Company is not able to provide a reconciliation of projected Adjusted EBITDA and adjusted earnings per diluted share, where provided, to expected results due to the unknown effect, timing and potential significance of transaction-related expenses and the tax effect of such expenses.

(a)

Represents the equity-based compensation expense of Acadia. Equity-based compensation expense is excluded from Adjusted EBITDA because Acadia believes that the cost of equity awards granted to employees does not contribute to the earnings potentially available for distributions to its equity holders or reinvestment into its business.

(b)

Represents transaction, legal and other costs incurred by Acadia primarily related to the following categories: (1) legal, accounting, and other acquisition-related costs; (2) management transition costs; and (3) termination and restructuring costs. Legal, accounting, and other acquisition-related costs include costs incurred for the development of new facilities($1.8 million and $3.9 million for the three- and nine-month periods ended September 30, 2024, respectively, and $0.8 million and $2.3 million for the three- and nine-month periods ended September 30, 2023, respectively); direct costs associated with acquisitions ($1.0 million and $1.4 million for the three- and nine-month periods ended September 30, 2024, respectively, and $0.8 million and $0.8 million for the three- and nine-month periods ended September 30, 2023, respectively); and legal fees and settlement costs related to certain litigation, including government investigations ($3.2 million and $10.1 million for the three- and nine-month periods ended September 30, 2024, respectively, and $2.6 million and $3.7 million for the three- and nine-month periods ended September 30, 2023, respectively). Management transition costs include certain costs associated with the transition of the leadership team, including the design and implementation of the revised organizational structure. Management transition costs incurred with the transition of our Chief Executive Officer beginning in the first quarter of 2022 have concluded. Termination and restructuring costs include costs, net of gains, incurred related to the closure and disposition of certain facilities or contract amendments. The table below quantifies each of the components of transaction, legal and other costs for the periods presented. Such transaction, legal and other costs are excluded from Adjusted EBITDA because Acadia believes that the nature, size, and number of these costs can vary dramatically from period to period and between Acadia and its peers and can also obscure underlying business trends and make comparisons of long-term performance difficult.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Legal, accounting and other acquisition-related costs	$6,041	$4,196	$15,365	$6,761
Management transition costs	1,490	3,615	3,085	14,590
Termination and restructuring costs	718	3,436	(1,263)	5,441

	$8,249	$11,247	$17,187	$26,792

(c)

Represents legal settlements expense related to the Desert Hills litigation. Legal settlements expense related to the Desert Hills litigation is excluded from Adjusted EBITDA because Acadia believes that this expense is unrelated to Acadia’s day-to-day business operations and not indicative of Acadia’s ongoing operating results.

(d)

Represents non-cash impairment charges related to the closure of certain facilities. Non-cash impairment charges related to the closure of certain facilities are excluded from Adjusted EBITDA because Acadia believes that these charges are unrelated to Acadia’s day-to-day business operations and not indicative of Acadia’s ongoing operating results.

(e)

Represents the portion of EBITDA for the periods presented attributable to denovos and acquired facilities in operation for less than one year and facilities closed during such period. Denovos are newly developed facilities built by Acadia or with a joint venture partner. Such amounts are excluded from Adjusted EBITDA to present Same Facility Adjusted EBITDA because we believe providing same facility information is helpful to our investors as a measure of the operating performance of our existing facilities on a comparable basis, and same facility metrics provide investors with information useful in understanding underlying organic growth in existing facilities.

(f)

Represents the income tax effect of adjustments to income based on tax rates of 26.3% and 24.8% for the three months ended September 30, 2024 and 2023, respectively, and 24.5% and 25.0% for the nine months ended September 30, 2024 and 2023, respectively. We believe excluding the income tax effect of adjustments to income assists investors in understanding the tax provision associated with those adjustments and the effect on net income.

(g)

For the three and nine months ended September 30, 2023, approximately 0.5 million and 0.8 million outstanding shares of restricted stock and shares of common stock issuable upon exercise of outstanding stock option awards, respectively, have been included in the calculation of weighted-average shares outstanding-diluted. These shares are excluded from the calculation of diluted earnings per share in the condensed consolidated statement of operations because the net loss for the three and nine months ended September 30, 2023 causes such securities to be anti-dilutive.

ANNEX D

(Included herein solely for reference with respect to updated footnote disclosure)

Acadia Healthcare Company, Inc.

Reconciliation of Net Income Attributable to Acadia Healthcare Company, Inc. to Adjusted Income Attributable to Acadia Healthcare Company, Inc.

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(in thousands, except per share amounts)
Net income (loss) attributable to Acadia Healthcare Company, Inc.	$68,132	$(217,710)	$222,997	$(79,396)
Adjustments to income:
Transaction, legal and other costs (b)	8,249	11,247	17,187	26,792
Legal settlements expense (c)	—	394,181	—	394,181
Loss on impairment (d)	10,459	—	11,459	8,694
Provision for (benefit from) income taxes	27,199	(71,873)	72,916	(29,907)

Adjusted income before income taxes attributable to Acadia Healthcare Company, Inc.	114,039	115,845	324,559	320,364
Income tax effect of adjustments to income (f)	29,960	28,756	79,614	79,947

Adjusted income attributable to Acadia Healthcare Company, Inc.	84,079	87,089	244,945	240,417
Income from provider relief fund, net of taxes	—	(3,237)	—	(3,237)

Adjusted income attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund	$84,079	$83,852	$244,945	$237,180

Weighted-average shares outstanding - diluted (g)	92,188	91,655	92,119	91,684
Adjusted income attributable to Acadia Healthcare Company, Inc. per diluted share	$0.91	$0.95	$2.66	$2.62
Income from provider relief fund, net of taxes, per diluted share	—	(0.04)	—	(0.04)

Adjusted income attributable to Acadia Healthcare Company, Inc., excluding income from provider relief fund, per diluted share	$0.91	$0.91	$2.66	$2.58